UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ACRES COMMERCIAL REALTY CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00489Q102
(CUSIP Number(s))

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00489Q102

1	NAME OF REPORTING PERSON Eagle Point Credit Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
925,647 shares

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
925,647 shares

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
925,647 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8%

12	TYPE OF REPORTING PERSON
IA

CUSIP No.	00489Q102

1	NAME OF REPORTING PERSON Eagle Point DIF GP I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
693,628 shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
693,628 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
693,628 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4%

12	TYPE OF REPORTING PERSON
OO

CUSIP No.	00489Q102

1	NAME OF REPORTING PERSON Eagle Point Defensive Income Fund US LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
513,725 shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
513,725 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,725 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%

12	TYPE OF REPORTING PERSON
PN

CUSIP No.	00489Q102

Item 1(a).	Name of Issuer:

ACRES Commercial Realty Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

390 RXR Plaza, Uniondale, New York 11556

Item 2(a).	Name of Person(s) Filing:

Eagle Point Credit Management LLC

Eagle Point DIF GP I LLC

Eagle Point Defensive Income Fund US LP

This Schedule 13G is jointly filed by the above Reporting Persons pursuant to a Joint Filing Agreement attached hereto as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

600 Steamboat Road, Suite 202

Greenwich, CT 06830

Item 2(c).	Citizenship:

Eagle Point Credit Management LLC: organized in the State of Delaware

Eagle Point DIF GP I LLC: organized in the State of Delaware

Eagle Point Defensive Income Fund US LP: organized in the State of Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number(s):

00489Q102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No.	00489Q102

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned: Eagle Point Credit Management LLC: 925,647 shares Eagle Point DIF GP I LLC: 693,628 shares
Eagle Point Defensive Income Fund US LP: 513,725 shares

(b)	Percent of Class:

Eagle Point Credit Management LLC: 9.8%
Eagle Point DIF GP I LLC: 7.4%
Eagle Point Defensive Income Fund US LP: 5.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: Eagle Point Credit Management LLC[1]: 925,647 shares Eagle Point DIF GP I LLC: 0 shares Eagle Point Defensive Income Fund US LP: 0 shares

(ii)	Shared power to vote or to direct the vote: Eagle Point Credit Management LLC: 0 shares Eagle Point DIF GP I LLC[2]: 693,628 shares Eagle Point Defensive Income Fund US LP3: 513,725 shares

(iii)	Sole power to dispose or to direct the disposition of: Eagle Point Credit Management LLC[1]: 925,647 shares Eagle Point DIF GP I LLC: 0 shares Eagle Point Defensive Income Fund US LP: 0 shares

1 Eagle Point Credit Management LLC (“EPCM”) acts as investment manager to certain accounts (including Eagle Point Defensive Income Fund US (“DIF US”) and Eagle Point Defensive Income Fund Non-US LP (“DIF Non-US,” and, together with DIF US, the “Funds”)) (collectively, the “Accounts”), which hold the shares described in this report. Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the shares held by the Accounts. Thus, EPCM could be deemed to have the sole power to vote and dispose or direct the disposition of such shares.

2 As general partner to each of the Funds, Eagle Point DIF GP I LLC (“DIF GP”) has the authority to exercise voting or dispositive power with respect to the shares held by the Funds. Thus, DIF GP could be deemed to share the power to vote and dispose or direct the disposition of the shares held by the Funds.

3 DIF US directly holds these shares, and has delegated management of its portfolio, including the shares, to DIF GP and EPCM. Accordingly, it may be deemed to have the shared power to vote and dispose or direct the disposition of such shares.

CUSIP No.	00489Q102

(iv)	Shared power to dispose or to direct the disposition of: Eagle Point Credit Management LLC: 0 shares Eagle Point DIF GP I LLC[2]: 693,628 shares Eagle Point Defensive Income Fund US LP3: 513,725 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No.	00489Q102

Dated: February 14, 2022

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Kenneth Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer

EAGLE POINT DIF GP I LLC

By:	/s/ Kenneth Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND US LP, by Eagle Point DIF GP I LLC, its general partner

By:	/s/ Kenneth Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer

Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13G is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 14, 2022

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Kenneth Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer

EAGLE POINT DIF GP I LLC

By:	/s/ Kenneth Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND US LP, by Eagle Point DIF GP I LLC, its general partner

By:	/s/ Kenneth Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer